ECI Telecom Ltd.


Consolidated Financial Statements as of March 31, 2004
--------------------------------------------------------------------------------

Contents
                                                                            Page

Review of the Unaudited Interim Consolidated Financial Statements              1


Consolidated Balance Sheets                                                    2


Consolidated Statements of Operations                                          4


Consolidated Statements of Comprehensive Income (Loss)                         5


Consolidated Statements of Changes in Shareholders' Equity                     6


Consolidated Statements of Cash Flows                                          8


Condensed Notes to the Interim Consolidated Financial Statements              10

[GRAPHIC OMITTED]

      Somekh Chaikin

     Mail address           Office address            Telephone  972 3 684 8000
     PO Box 609             KPMG Millennium Tower     Fax 972 3 684 8444
     Tel Aviv 61006         17 Ha'arba'a Street
     Israel                 Tel Aviv 61070
                            Israel



The Board of Directors of ECI Telecom Ltd.

Review of the unaudited interim consolidated financial statements for the three-month period ended March 31, 2004

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as of March 31, 2004, and the related interim consolidated statements of operations, the interim statements of comprehensive income (loss), the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the three month period then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel (such review procedures are substantially identical to review procedures in the United States) and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain consolidated subsidiaries, whose assets constitute approximately 6.3% of the total consolidated assets as of March 31, 2004 and whose revenues constitute approximately 7.9% of the consolidated revenues for the three month period then ended. We also received reports of other auditors, regarding the interim financial statements of certain affiliated company in which the Company's net investment at March 31, 2004 was $ 19,206 thousand and its equity in losses was $ 440 thousand for the three month period then ended.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States, and in conformity with the U.S. Securities and Exchange Commission Regulation regarding Interim Financial Statements (regulation S-X: Item 210.10-01).

As discussed in Note 2D, the Company restated its consolidated financial statement as of March 31, 2003.


Somekh Chaikin
Certified Public Accountants (Isr.)

May 5, 2004

[GRAPHIC Omitted]       Somekh Chaikin, a partnership registered
                        under the Israeli Partnership Ordinance, is a member of KPMG International, a Swiss cooperative.


Consolidated Balance Sheets as of
------------------------------------------------------------------------------------------------------------------------------------

                                                                               March 31          March 31        December 31
                                                                                   2004              2003               2003
                                                                          -------------     -------------      -------------
                                                                            (Unaudited)       (Unaudited)          (Audited)
                                                                          -------------     -------------      -------------
                                                                         $ in thousands    $ in thousands     $ in thousands
                                                                         --------------    --------------     --------------
Assets

Current assets
Cash and cash equivalents                                                       145,393            310,657           145,375
Short-term investments                                                           24,535             17,367            44,945
Receivables:
 Trade                                                                          148,134            196,993           166,739
 Other                                                                           21,799             22,336            17,097
Prepaid expenses                                                                  7,374              5,809             5,711
Work in progress                                                                  3,777             13,514            10,498
Inventories                                                                     145,807            144,084           122,993
Assets - discontinued operations                                                      -             17,357             2,315
                                                                         --------------    --------------     --------------

Total current assets                                                            496,819            728,117           515,673
                                                                         --------------    --------------     --------------


Long-term receivables and related deposits, net                                 102,808            134,294           106,645
                                                                         --------------    --------------     --------------

Long-term deposit and marketable securities                                     107,736                  -            65,803
                                                                         --------------    --------------     --------------

Investments                                                                      28,330            *34,825            28,916
                                                                         --------------    --------------     --------------
Property, plant and equipment
Cost                                                                            287,397            282,838           281,491
Less - Accumulated depreciation                                                 164,108            149,237           158,239
                                                                         --------------    --------------     --------------
                                                                                123,289            133,601           123,252

                                                                         --------------    --------------     --------------

Software development costs, net                                                  16,102             18,959            16,289
                                                                         --------------    --------------     --------------

Goodwill and other intangible assets, net                                        12,137             20,913            12,186
                                                                         --------------    --------------     --------------

Other assets                                                                      8,794             16,688             8,801
                                                                         --------------    --------------     --------------

                                         President, Chief Executive Officer
---------------------------------------
Doron Inbar


                                         Executive Vice President,
                                         Chief Financial Officer
---------------------------------------
Giora Bitan

May 5, 2004
                                                                         --------------    --------------     --------------
Total assets                                                                    896,015         1,087,397            877,565
                                                                         ==============    ==============     ==============


                                                                                                            ECI Telecom Ltd.

----------------------------------------------------------------------------------------------------------------------------



                                                                               March 31          March 31        December 31
                                                                                   2004              2003               2003
                                                                          -------------     -------------      -------------
                                                                            (Unaudited)       (Unaudited)          (Audited)
                                                                          -------------     -------------      -------------
                                                                         $ in thousands    $ in thousands     $ in thousands
                                                                         --------------    --------------     --------------
Liabilities and shareholders' equity

Current liabilities
Short-term loans and current maturities of long-term debts                       30,000           183,185             30,000
Trade payables                                                                   67,296            49,167             56,685
Other payables and accrued liabilities                                          130,587           124,195            118,026
Liabilities - discontinued operations                                                 -             8,857                735
                                                                           -------------     -------------      -------------

Total current liabilities                                                       227,883           365,404            205,446
                                                                           -------------     -------------      -------------

Long-term liabilities

Banks loans                                                                      22,500                 -             30,000
Other liabilities                                                                 6,009             8,273              6,015
Liability for employee severance benefits, net                                   24,546            25,602             26,600
                                                                           -------------     -------------      -------------

Total long-term liabilities                                                      53,055            33,875             62,615
                                                                           -------------     -------------      -------------

Total liabilities                                                               280,938           399,279            268,061
                                                                           -------------     -------------      -------------

Minority Interest                                                                41,708            54,598             39,999
                                                                           -------------     -------------      -------------

Shareholders' equity
Ordinary shares NIS 0.12 par value per share,
 Authorized 200,000,000 shares; Issued and outstanding
 107,719,744 shares as at March 31, 2003,
 108,038,063 as at December 31, 2003
 and 108,243,972 as at March 31, 2004                                             6,168             6,156              6,163
Capital surplus                                                                 664,676           658,756            662,903
Accumulated other comprehensive loss                                             (2,081)             (458)            (5,393)
Accumulated deficit                                                             (95,394)         *(30,934)           (94,168)
                                                                           -------------     -------------      -------------

Total shareholders' equity                                                      573,369           633,520           569,505
                                                                           -------------     -------------      -------------


                                                                          -------------     -------------      -------------

Total liabilities and shareholders' equity                                     896,015          1,087,397           877,565
                                                                          =============     =============      =============

*        Restated - see Note 2(D).

The accompanying notes are an integral part of these interim financial statements.




                                                                                                            ECI Telecom Ltd.
Consolidated Statements of Operations
----------------------------------------------------------------------------------------------------------------------------



                                                                                  Three months ended              Year ended
                                                                          -------------------------------      -------------
                                                                               March 31          March 31        December 31
                                                                                   2004          (*) 2003               2003
                                                                          -------------     -------------      -------------
                                                                            (Unaudited)       (Unaudited)          (Audited)
                                                                          -------------     -------------      -------------
                                                                         $ in thousands    $ in thousands     $ in thousands
                                                                         --------------    --------------     --------------

Revenues                                                                        110,836           113,453            421,424
Cost of revenues                                                                 70,701            67,784            256,753
                                                                         ---------------   ---------------    ---------------
Gross profit                                                                     40,135            45,669            164,671
Research and development costs, net                                              17,855            18,336             72,120
Selling and marketing expenses                                                   20,798            21,028             87,940
General and administrative expenses                                              12,307            11,990             55,929
Amortization of acquisition - related intangible assets                               -               792              1,773
Impairment of assets                                                                  -                 -              6,686
Restructuring expenses                                                            2,585                 -              8,394
                                                                         ---------------   ---------------    ---------------

Operating loss                                                                  (13,410)           (6,477)           (68,171)
Financial expenses                                                               (2,900)           (2,863)            (8,342)
Financial income                                                                  2,802             2,398              7,791
Other income (expenses), net                                                      1,995              (234)            (5,386)
                                                                         ---------------   ---------------    ---------------
Loss from continuing operations
 before taxes on income                                                         (11,513)           (7,176)           (74,108)
Taxes on income                                                                    (214)             (600)            (2,163)
                                                                         ---------------   ---------------    ---------------

Loss from continuing operations
 after taxes on income                                                          (11,727)           (7,776)           (76,271)
Company's equity in results of investee companies, net                             (464)           (1,061)            (4,334)
Minority interest in results of subsidiaries - net                                3,860             2,636             14,936
                                                                         ---------------   ---------------    ---------------

Loss from continuing operations                                                  (8,331)           (6,201)           (65,669)
Income (loss) from discontinued operation, net                                    7,105            (1,605)            (5,371)
                                                                         ---------------   ---------------    ---------------
Loss for the period                                                              (1,226)           (7,806)           (71,040)
                                                                         ===============   ===============    ===============
Loss per share in US$

Basic and diluted loss per share:

Continuing operations                                                             (0.08)            (0.06)             (0.61)
Discontinued operations                                                            0.07             (0.01)             (0.05)

                                                                         ===============   ===============    ===============
Net loss per share                                                                (0.01)            (0.07)             (0.66)

Weighted average number of shares outstanding used to
 compute basic and diluted loss per share - in thousands                        108,141           107,585            107,831
                                                                         ===============   ===============    ===============


(*)   Reclassified as a result of discontinued operation - see Note 6.

The accompanying notes are an integral part of these interim financial statements.



                                                                                                            ECI Telecom Ltd.
Consolidated Statements of Comprehensive Income (Loss)
----------------------------------------------------------------------------------------------------------------------------



                                                                                  Three Months ended              Year ended
                                                                          -------------------------------      -------------
                                                                               March 31          March 31        December 31
                                                                                   2004              2003               2003
                                                                          -------------     -------------      -------------
                                                                            (Unaudited)       (Unaudited)          (Audited)
                                                                          -------------     -------------      -------------
                                                                         $ in thousands    $ in thousands     $ in thousands
                                                                         --------------    --------------     --------------

Net loss for the period                                                          (1,226)           (7,806)           (71,040)

Other comprehensive income (loss):

Changes in the fair value of financial instruments                                4,594             1,364             (4,843)
Realization of gain on available for sale securities                             (1,282)                -                  -
Unrealized holding gain on available for sale
 securities arising during the period, net                                            -                10              1,282
                                                                         ---------------   ---------------    ---------------

Total other comprehensive income (loss)                                           3,312             1,374             (3,561)
                                                                         ---------------   ---------------    ---------------

Comprehensive income (loss)                                                       2,086            (6,432)           (74,601)
                                                                         ===============   ===============    ===============



The accompanying notes are an integral part of these interim financial statements.



                                                                                                            ECI Telecom Ltd.
Consolidated Statements of Changes in Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------------




                                                                                         Accumulated
                                              Number                                           other                        Total
                                                  of           Share      Capital      comprehensive   Accumulated  shareholders'
                                              shares         capital      surplus      income (loss)       deficit         equity
                                           ---------      ----------    ---------     --------------   -----------   ------------
                                                                  $ in thousands, except share amounts
                                          ---------------------------------------------------------------------------------------

Balance at January 1,  2004 (audited)      108,038,063       6,163        662,903           (5,393)        (94,168)      569,505

Unaudited
---------

Net loss for the three months ended
March 31, 2004                                       -           -              -                -          (1,226)       (1,226)
Employee stock options exercised
and paid, net                                  205,909           5            565                -               -           570
Amortization of deferred
compensation expenses                                -           -          1,208                -               -         1,208
Realization of gain on available
for sale securities                                  -           -              -           (1,282)              -        (1,282)
Changes in the fair value of
financial instruments                                -           -              -            4,594               -         4,594
                                           -----------    --------      ---------     -------------    ------------  -----------
Balance at March 31, 2004
(unaudited)                                108,243,972       6,168        664,676           (2,081)        (95,394)      573,369
                                           ===========    ========      =========     =============    ============  ===========


Balance at January 1, 2003
(audited)                                  107,512,612       6,152        658,425           (1,832)       *(23,128)      639,617

Unaudited
---------

Net loss for the three months
ended March 31, 2003                                 -           -              -                -          (7,806)       (7,806)
Shares issuance to employees                   207,132           4            331                -               -           335
Net unrealized gain on available
for sale securities                                  -           -              -               10               -            10
Changes in the fair value of
financial instruments                                -           -              -            1,364               -         1,364
                                           -----------    --------      ---------     -------------    ------------  -----------

Balance at March 31, 2003 (unaudited)      107,719,744       6,156        658,756             (458)        (30,934)      633,520
                                           ===========    ========      =========     =============    ============  ===========


*        Restated - see Note 2(D).


The accompanying notes are an integral part of these interim financial statements.



                                                                                                            ECI Telecom Ltd.
Consolidated Statements of Changes in Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------------




                                                                                         Accumulated
                                              Number                                           other                        Total
                                                  of           Share      Capital      comprehensive   Accumulated  shareholders'
                                              shares         capital      surplus      income (loss)       deficit         equity
                                           ---------      ----------    ---------     --------------   -----------   ------------
                                                                  $ in thousands, except share amounts
                                          ---------------------------------------------------------------------------------------

Balance at January 1, 2003 (Audited)       107,512,612       6,152        658,425           (1,832)        (23,128)      639,617

Audited
-------
Net loss for the year ended
December 31, 2003                                    -           -              -                -         (71,040)      (71,040)
Employee stock options
exercised and paid, net                        100,818           3            263                -               -           266
Share issuance to employees                    424,633           8            647                -               -           655
Amortization of deferred
compensation expenses                                -           -          3,568                -               -         3,568
Changes in the fair value of
financial instruments                                -           -              -           (4,843)                       (4,843)
Net unrealized gain on available
for sale securities                                  -           -              -            1,282               -         1,282
                                           -----------    --------      ---------     -------------    ------------  ------------
Balance at December 31, 2003
(Audited)                                  108,038,063       6,163        662,903           (5,393)        (94,168)      569,505
                                           ===========    ========      =========     =============    ============  ============






The accompanying notes are an integral part of these interim financial statements.


                                                                                                             ECI Telecom Ltd.

Consolidated Statement of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------


                                                                               Three months ended                  Year ended
                                                                        ----------------------------------    ---------------
                                                                                March 31          March 31        December 31
                                                                                    2004              2003               2003
                                                                        ----------------   ---------------    ---------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                        ----------------   ---------------    ---------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                        ----------------   ---------------    ---------------

Cash flows for operating activities
Loss for the period                                                              (1,226)           (7,806)           (71,040)

Adjustments to reconcile loss to cash provided by
 (used in) operating activities:
Depreciation and amortization                                                    10,002            11,309             41,622
Amortization of deferred compensation                                             1,208                 -              3,568
Loss (gain) on sale of property and equipment                                      (230)              148              1,362
Impairment of assets                                                                  -                 -              6,686
Capital loss, net                                                                   450               818              4,862
Capital gain from sale of operations                                            (24,186)                -                  -
Other - net (mainly long-term deferred taxes)                                       391               203              7,066
Company's equity in results of investee companies                                   464             1,061              4,334
Minority interest in net results of subsidiaries                                  1,284            (2,229)           (16,956)
Increase in marketable securities                                                  (608)              (51)              (111)
Decrease in trade receivables (including non-current
 maturities of bank deposits and trade receivables)                              22,442            16,168             69,069
Decrease in other receivables                                                     6,336             2,766              9,531
Increase in prepaid expenses                                                     (1,663)           (1,508)            (1,410)
Decrease in work in progress                                                      6,721               176              3,192
Decrease (increase) in inventories                                              (22,814)            5,604             24,149
Increase in trade payable                                                        10,611             6,895             14,413
Decrease in other payables and accrued liabilities                               (2,646)          (11,007)           (23,500)
Decrease in other long-term liabilities                                              (6)             (106)            (2,364)
Increase (decrease) in liability for employee severance
 benefits, net                                                                   (2,054)             (655)               537
                                                                                -------           -------            -------
Net cash provided by operating activities                                         4,476            21,786             75,010
                                                                                -------           -------            -------

Cash flows for investing activities
Increase (decrease) in investments in deposits, net                               2,355           (10,466)           (22,563)
Software development costs capitalized                                           (3,092)           (2,998)           (11,364)
Investment in property, plant and equipment                                      (6,985)           (1,684)           (11,347)
Proceeds from sale of property, plant and equipment                                 455               227                878
Acquisition of investee companies                                                     -               (33)              (203)
Purchase of technology                                                                -              (869)              (869)
Sale of subsidiary and operations (see Note A)                                   35,000                 -              9,100
Investment in marketable securities                                             (25,046)           (5,367)           (80,317)
                                                                                -------           -------            -------
Net cash provided by (used in) investing activities                               2,687           (21,190)          (116,685)
                                                                                -------           -------            -------

Cash flows from financing activities
Repayment of long-term loans                                                    (22,500)          (21,832)          (100,000)
Exercise of employee share options in a subsidiary                                  120                 -                  -
Increase (decrease) in short-term credit, net                                    15,000           (24,995)           (70,012)
Proceeds from share issuance to employees                                           570               335                921
                                                                                -------           -------            -------
Net cash used in financing activities                                            (6,810)          (46,492)          (169,091)
                                                                                -------           -------            -------

Effect of change in exchange rate on cash                                          (335)              (96)              (508)
                                                                                -------           -------            -------

Changes in cash and cash equivalents                                                 18           (45,992)          (211,274)

Cash and cash equivalents at beginning of period                                145,375           356,649            356,649
                                                                                -------           -------            -------

Cash and cash equivalents at end of period                                      145,393           310,657            145,375
                                                                                =======           =======            =======

The accompanying notes are an integral part of these interim financial statements.



                                                                                                             ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------



                                                                               Three months ended                  Year ended
                                                                        ----------------------------------    ---------------
                                                                                March 31          March 31        December 31
                                                                                    2004              2002               2002
                                                                        ----------------   ---------------    ---------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                        ----------------   ---------------    ---------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                        ----------------   ---------------    ---------------

A.       Sale of a subsidiary and operations

A breakdown of the book value of the assets and liabilities of subsidiary and operations that were sold is as follows:


Net Current assets (other than cash)                                              8,499                 -              (600)
Property, plant and equipment and other assets, net                               1,983                 -               843
Inventories                                                                         332                 -             8,857
Capital gain                                                                     24,186                 -                 -
                                                                        ----------------   ---------------    ---------------
                                                                                 35,000                 -             9,100
                                                                        ================   ===============    ===============

B.       Non-cash activities

Sale of fixed assets in return for shares in investee company                         -                 -             1,053
                                                                        ================   ===============    ================
















The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------



Note 1 -General

The interim financial statements are prepared in a condensed format, as of March 31, 2004 and for the three-month period then ended. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2003 and the accompanying notes thereto.



Note 2 - Significant Accounting Policies

          A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements.

          B.   The interim  consolidated  financial  statements  are prepared in
               accordance   with   accounting   principles  for  preparation  of
               financial statements for interim periods.

          C. Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. See also Note 8.

          D. In December 2002, the Company closed a transaction pursuant to which it transferred the VOIP and other activities, including certain related net assets with a book value of $ 19.6 million, of the business NGTS, plus $10 million in cash, to NexVerse Networks, in exchange for approximately 43% (fully diluted 36%) of the shares of NexVerse. The name of the Company resulting from this transaction was changed to Veraz Networks and ECI's investment in Veraz is being accounted for by the equity method and was initially recorded at the amount of $ 29.6 million.

               During 2003 a third party valuation commissioned by Veraz was finalized, which evaluated among other things, the fair value of the shares transferred to ECI as of December 31, 2002. The valuation indicated that the fair market value as of December 31, 2002 of the Veraz shares held by ECI to be $ 22.8 million. Due to the fact that the value of the shares received by ECI was less than the value of the assets transferred, ECI reduced its investment in Veraz by $ 6.8 million, resulting in an additional charge to earnings in 2002.

               The following represents the effects of the restatement on the Consolidated Balance Sheet as of March 31, 2003.

               Consolidated Balance Sheet        As reported        As restated
                    ($ in thousands)             -----------        -----------

               Investments                           41,608            34,825
               Retained deficit                     (24,151)          (30,934)

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements



Note 3 - Financial Statements Denominated in U.S. Dollars

         The interim consolidated financial statements have been prepared in accordance with US GAAP on the basis of historical cost convention and denominated in U.S. dollars.



Note 4 - Shareholders' Equity

         1.       Share incentive and stock option plan

         A.       Stock options under the ECI Plans are as follows:

                                                                                               Three months
                                                                                                      ended         Year ended
                                                                                           ----------------   ----------------
                                                                                                   March 31        December 31
                                                                                                       2004               2003
                                                                                           Number of shares   Number of shares
                                                                                           ----------------   ----------------

                  Total number authorized at beginning of period                                29,760,700        26,760,700
                  Increase in number authorized during period                                            -         3,000,000
                  Options unexercised at beginning of period                                   (19,067,545)      (12,349,747)
                  Exercised till beginning of period                                            (2,129,800)       (2,028,982)
                  Granted during period                                                            (61,096)      (10,523,271)
                  Cancelled during period                                                        1,354,552         3,704,655
                                                                                           ----------------   ----------------
                  Authorized for future grant at end of period                                   9,856,811         8,563,355
                                                                                           ================   ================

                  Exercised during the period *                                                    205,909           100,818

                                                                                           ================   ================
                  * Average price of options exercised during period (in US$)                         2.76              2.62
                                                                                           ================   ================

                  Options unexercised at end of period                                          17,568,180        19,067,545
                                                                                           ================   ================
                  Options may be exercised as follows (1):
                  First year or thereafter                                                      15,723,582        16,540,199
                  Second year or thereafter                                                      1,067,096         1,911,858
                  Third year or thereafter                                                         777,502           615,488
                                                                                           ----------------   ----------------
                                                                                                17,568,180        19,067,545
                                                                                           ================   ================

                                                                ECI Telecom Ltd.
--------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements


Note 4 - Shareholders' Equity (cont'd)

         1.       Share incentive and stock option plan (cont'd)

         B. To be paid in ILS based on the rate of exchange of the dollar on the date of payment as follows:


                                                                                                   March 31        December 31
                                                                                                       2003               2003
                                                                                           ----------------   ----------------
                  Dollars per Share                                                        Number of shares   Number of shares
                                                                                           ----------------   ----------------

                  Zero                                                                           2,878,725        2,942,728
                  1.31 - 3.17                                                                    2,386,305        2,587,619
                  3.24                                                                           4,987,711        5,124,326
                  3.25 - 7.61                                                                      634,430          598,334
                  14 - 21                                                                          880,992        1,134,842
                  23.85 - 26.38                                                                    176,500          183,500
                  26.66                                                                          3,497,022        3,985,054
                  27.51 - 29.53                                                                  1,445,945        1,792,292
                  30 - 40                                                                          680,550          718,850
                                                                                           ----------------   ----------------
                                                                                                17,568,180       19,067,545
                                                                                           ================   ================


         2.       Fair value method

          A.      In October 1995 the Financial Accounting Standards Board
                  (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

                  As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants during the reporting period to be $ 2.96. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.


                                                                                  Option           Expected          Risk free
                                                                                    term         volatility      interest rate
                                                                                ---------      ------------     -------------------
                  Period of grant                                                   Term         Volatility      Interest rate
                  ---------------                                               ---------      ------------     -------------------
                  Three months ended March 31, 2004                                   5              68.8               1.0%
                  Three months ended March 31, 2003                                   5              66.9               1.5%
                  Year ended December 31, 2003                                        5              70.0               1.0%

                                                                ECI Telecom Ltd.
--------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements


Note 4 - Shareholders' Equity (cont'd)


         2.       Fair value method (cont'd)


          B. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net loss and net loss per share would have been as follows:



                                                                               Three months ended                  Year ended
                                                                         --------------------------------      --------------
                                                                               March 31           March 31        December 31
                                                                                   2004               2003               2003
                                                                        ---------------   ----------------   ----------------
                                                                            (Unaudited)        (Unaudited)          (Audited)
                                                                        ---------------   ----------------   ----------------
                                                                         $ in thousands     $ in thousands     $ in thousands
                                                                        ---------------   ----------------   ----------------
                  Net loss
                  As reported                                                    (1,226)           (7,806)           (71,040)
                  Add:     Stock based employee compensation
                            expenses included in reported net
                            income, net of related tax effects                    1,208                 -              3,568

                  Deduct: Total stock-based employee
                           compensation expenses determined
                           under fair value based method for
                           all awards, net of related tax effects                (2,022)          (18,398)           (23,450)
                                                                         ---------------     -------------     --------------
                  Pro forma net loss                                             (2,040)          (26,204)           (90,922)
                                                                         ===============     ==============    ===============
                  Basic and diluted loss per share ($)

                  As reported                                                     (0.01)            (0.07)             (0.66)

                  Pro forma                                                       (0.02)            (0.24)             (0.84)



                                                                ECI Telecom Ltd.
--------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements


Note 5 - Material Events in the Current Period

         A.       ECtel

          1. On February 9, 2004, ECtel, a subsidiary of the Company, signed a definitive agreement to sell its Government Surveillance business to Verint Systems Inc. for $ 35 million in cash. According to the terms of the transaction, ECtel transferred to Verint various assets and liabilities relating to its Government Surveillance business and undertook certain commitments to Verint. Ectel recorded during the first quarter of 2004 in respect of this transaction a gain of $24.2 million (see Note 6B).

          2. On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI will distribute 7.6 million of its shares in ECtel Ltd. to ECI's shareholders. ECI currently holds approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI will hold approximately 16% of ECtel's outstanding shares.

                  On April 28, 2004, after the Company has obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares will be distributed on May 10, 2004.

         B.       Restructuring expenses

          Following the Company's Board of Directors' decision to focus on its two core activities, in this quarter, the Company recorded $ 2.6 million in restructuring expenses associated with the completion of reorganization plan and the integration of Lightscape Optical Networks and Enavis Networks into the Optical Networks Division. The expenses were due to abandonment of several leased buildings.


Note 6 - Discontinued Operations

          A. During the third quarter of 2002, the Company's Board of Directors decided on a plan to sell the operations of the InnoWave segment, which specializes in development of solutions for broadband wireless access to communications networks.

                   In April 2003, the Company signed an agreement with Alvarion to sell the InnoWave operation. The total value of the transaction was approximately $ 20 million, consisting of a cash consideration paid by Alvarion and the cash balances withdrawn by ECI at closing. In addition, Alvarion granted warrants to purchase 200,000 Alvarion shares over a period of five years at an exercise price of $ 3 per share (of which, warrants to purchase 50,000 were transferred to certain key employees of InnoWave transferred to Alvarion).

                   In the current quarter, the Company sold all the shares it had obtained from exercising the aforementioned warrants. The gain from the sale of the shares amounted to $ 1.5 million.

          B. During 2003, ECtel's Board of Directors decided on a plan to sell the operations of the Government segment of ECtel, which provides telecommunication monitoring needs to government agencies.

                   The Company found a purchaser for the Government segment, and in February 2004 signed a definitive agreement with him (see
                   Note 5A (1)).

                                                                ECI Telecom Ltd.
--------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements


Note 6 - Discontinued Operations (cont'd)

         Set forth below is detail of the assets and liabilities of the discontinued activities on March 31, 2004:


                                                                                March 31          March 31        December 31
                                                                                    2004              2003               2003
                                                                          --------------    ---------------    ---------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          --------------    ---------------    ---------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    ---------------    ---------------
         Assets relating to discontinued segment
          and discontinued operations*

         Trade and other receivables                                                  -            5,422                 -
         Inventory                                                                    -            8,857               332
         Long-term receivables                                                        -            2,235                 -
         Property, plant and equipment                                                -              843             1,394
         Other assets                                                                 -                -               589
                                                                          --------------    ---------------    ---------------
                                                                                      -           17,357             2,315
                                                                          ==============    ===============    ===============

                                                                                March 31          March 31        December 31
                                                                                    2004              2003               2003
                                                                          --------------    ---------------    ---------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          --------------    ---------------    ---------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     ---------------
         Liabilities relating to discontinued segment
          and discontinued operations*

         Trade payables                                                               -            1,648                 -
         Other payables                                                               -            7,209               541
         Liabilities for employee severance benefit, net                              -                -               194
                                                                          --------------    ---------------    ---------------
                                                                                      -            8,857               735
                                                                          ==============     ==============     ===============


         * The assets and liabilities as of December 31, 2003 - related to the discontinued Government operations.
            The assets and liabilities as of March 31, 2003 - related to the discontinued Inowave segment.

         Set forth below are the results of operations of the discontinued segment





                                                                               Three months ended                  Year ended
                                                                          ---------------------------------      ------------
                                                                                March 31          March 31        December 31
                                                                                    2004              2003               2003
                                                                          --------------      -------------       ------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          --------------      -------------       ------------
                                                                             $ thousands       $ thousands        $ thousands
                                                                          --------------      -------------       ------------
         Segment and operation revenues                                              44             8,832             15,840
         Segment and operation income (expenses)                                  7,061           (10,437)           (21,211)
                                                                          --------------      -------------       ------------
         Results of segment and operation activities                              7,105            (1,605)            (5,371)
                                                                          ==============      =============       ============



                                                                ECI Telecom Ltd.
--------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements


Note 7 - Segment Reports

         1.       Segment activities disclosure:

          Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&L).

         2.       Operational segment disclosure:

          The following financial information is the information that management uses for analyzing the business results. The figures are presented on a consolidated basis and reflect the presentation to the management.


                                                               Three months ended March 31, 2004
                                     ------------------------------------------------------------------------------------------
                                            Optical          Broadband
                                           Networks             Access             ECtel             Other       Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     ---------------    ---------------   ---------------   --------------    -----------------
                                     ===============    ===============   ===============   ==============    ==================
         Revenues                           52,206             47,705             3,326             7,599            110,836

         Operating profit
          (loss)                            (3,018)             3,325            (9,349)           (4,368)           (13,410)
                                     ===============    ===============   ===============   ==============    ==================


                                                               Three months ended March 31, 2003
                                     ------------------------------------------------------------------------------------------
                                            Optical          Broadband
                                           Networks             Access         (*) ECtel             Other   (*) Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     ---------------    ---------------   ---------------   --------------   ------------------
         Revenues                           42,437             50,830             9,989            10,197            113,453
                                     ===============    ===============   ===============   ==============    ==================
         Operating profit
          (loss)                            (6,250)             5,555            (4,824)             (958)            (6,477)
                                     ===============    ===============   ===============   ==============    ==================


                                                                  Year ended December 31, 2003
                                     ------------------------------------------------------------------------------------------
                                            Optical          Broadband
                                           Networks             Access             ECtel             Other       Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     ---------------    ---------------   ---------------   --------------   ------------------

         Revenues                          177,706            182,290            28,857            32,571            421,424
                                     ===============    ===============   ===============   ==============    ==================
         Operating profit
          (loss)                           (37,196)            15,949           (35,966)          (10,958)           (68,171)
                                     ===============    ===============   ===============   ==============    ==================

         (*)      Reclassified as a result of discontinued operation - (see Note 6).



                                                         ECI Telecom Ltd.
                                                       Interim Consolidated
                                                       Financial Statements
                                                           (Unaudited)
                                                       As of March 31, 2004